 China Clean Energy Inc.
20 Sterling Circle, Suite 204
Wheaton, Illinois 60187

August 18, 2009

Via Edgar

United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549
Attention: John Cash and Bret Johnson

Re:	China Clean Energy Inc.
Form 10-K for the year ended December 31, 2008
Filed March 27, 2009
(File No. 333-149018)

Dear Ladies and Gentlemen:

    Reference is made to the letter dated August 4, 2009 (the “Comment Letter”), from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) regarding the Annual Report on Form 10-K of China Clean Energy Inc. (the “Company”) for the year ended December 31, 2008, filed with the Securities and Exchange Commission (the “Commission”) on March 27, 2009 (“Form 10-K”).  The Company’s response to the Comment Letter is numbered to correspond to the Staff’s comment as numbered in the Comment Letter and is filed in conjunction with Amendment No. 1 on Form 10-K/A to the Form 10-K (the “Form 10-K/A”, and, together with the Form 10-K, the “Filings”).  For your convenience, the Staff’s comment contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately under such comment.

*           *           *

Form 10-K for the year ended December 31, 2008

Report of Independent Registered Public Accounting Firm, page F-1

Comment No. 1:

Please amend your filing to include the predecessor audit report for the December 31, 2007 financial statements.  Please note that each audited period included in your filing must have a corresponding audit report.

Response:

The Company is filing the Form 10-K/A to include a signed copy of the predecessor audit report for the December 31, 2007 financial statements.  The Form 10-K/A includes as exhibits 31.1, 31.2, 32.1 and 32.2 new certifications by the Company’s principal executive officer and principal financial officer as required by Rule 12b-15.  These exhibits are attached hereto as Exhibit A.

*           *           *

Pursuant to the Staff’s request in the Comment Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

CHINA CLEAN ENERGY INC.

By:  /s/  Shannon Yan
Shannon Yan
Interim Chief Financial Officer

EXHIBIT A

CERTIFICATION OF CHIEF EXECUTIVE OFFICER UNDER SECTION 302
OF THE SARBANES-OXLEY ACT OF 2002

I, Tai-ming Ou, certify that:

1. I have reviewed this annual report on Form 10-K/A of China Clean Energy Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-(15e)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)  All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)  Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: August 18, 2009

By:	/s/ Tai-ming Ou
Name:	Tai-ming Ou President and Chief Executive Officer (Principal Executive Officer)

CERTIFICATION OF CHIEF FINANCIAL OFFICER UNDER SECTION 302
 OF THE SARBANES-OXLEY ACT OF 2002

I, Shannon Yan, certify that:

1. I have reviewed this annual report on Form 10-K/A of China Clean Energy Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-(15e)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)  All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)  Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: August 18, 2009

By:	/s/ Shannon Yan
Name:	Shannon Yan
Title:	Interim Chief Financial Officer (Principal Financial Officer)

CERTIFICATION FURNISHED PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT
TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of China Clean Energy Inc. (the “Company”) on Form 10-K/A for the period ended December 31, 2008, as filed with the Securities and Exchange Commission and to which this Certification is an exhibit (the “Report”), the undersigned officer of the Company does hereby certify, pursuant to Rule 15d-14(b) of the Securities and Exchange Act of 1934, as amended, and Section 1350 of Chapter 63 of Title 18 of the United States Code 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to her knowledge:

(1)           The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2)           The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

 Date: August 18, 2009

By:	/s/ Tai-ming Ou
Name:	Tai-ming Ou
Title:	President and Chief Executive Officer (Principal Executive Officer)

CERTIFICATION FURNISHED PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT
TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of China Clean Energy Inc. (the “Company”) on Form 10-K/A for the period ended December 31, 2008, as filed with the Securities and Exchange Commission and to which this Certification is an exhibit (the “Report”), the undersigned officer of the Company does hereby certify, pursuant to Rule 15d-14(b) of the Securities and Exchange Act of 1934, as amended, and Section 1350 of Chapter 63 of Title 18 of the United States Code 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to her knowledge:

(1)           The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2)           The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

 Date: August 18, 2009

By:	/s/ Shannon Yan
Name:	Shannon Yan
Title:	Interim Chief Financial Officer (Principal Financial Officer)